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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For August 31, 2005	Commission File Number: 1-15226

EnCana Corporation
(Translation of registrant's name into English)

1800, 855 - 2nd Street SW
Calgary, Alberta, Canada T2P 2S5
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENCANA CORPORATION (Registrant)
Date: August 31, 2005
	By:	/s/ LINDA H. MACKID Name: Linda H. Mackid Title: Assistant Corporate Secretary

FORM 6-K EXHIBIT INDEX

Exhibit No.
99.1.	Short Form Base Shelf Prospectus relating to the offering by EnCana Corporation of Medium Term Notes in an aggregate principal amount of up to C$1,000,000,000 dated August 31, 2005
99.2.	Trust Indenture between EnCana Corporation and CIBC Mellon Trust Company dated as of August 29, 2002
99.3.	Dealer Agreement dated August 31, 2005

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SIGNATURES
FORM 6-K EXHIBIT INDEX